UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2022, MorphoSys AG (the “Company”) published the announcement of Tim Demuth as new Chief Research and Development Officer, following the retirement of Malte Peters

Exhibits

99.1    MorphoSys appoints Tim Demuth as new Chief Research and Development Officer, following the retirement of Malte Peters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: August 31, 2022    By:    /s/ i.A. Susanna Heine
        Name: Susanna Heine
        Title:    Manager Corporate Communications

    By:    /s/ i.A. Robert Mayer
        Name: Dr. Robert Mayer
        Title:    Director Investor Relations